Exhibits

Exhibit 4.19

Conformed Copy

George Powlick

C/o Doughty Hanson & Co

Times Place

45 Pall Mall

London

SW1Y 5JG

30 March 2004

Dear George

I write to confirm what we have agreed regarding your continued role as non-executive director of Baltimore Technologies plc (the “Company”).

We have agreed to vary the basis on which you are remunerated as non-executive director. This will mean that with effect from 8 April 2004 you will receive your remuneration entirely in cash (rather than a proportion in shares) at the rate of £18,000 per annum. The fee will be paid in equal monthly instalments in arrears by the last day of each month. On termination of your appointment, you will be paid your fee on a pro-rata basis, to the extent that it is unpaid, up to the date of termination. We have further agreed that your appointment as non-executive director will continue until the conclusion of the Company’s Annual General Meeting on 5 May 2004 at which time your appointment will terminate. The terms of the Company’s letter to you dated 14 July 2000 (other than in relation to duration of appointment and remuneration) will continue to apply during your appointment.

I would be grateful if you would confirm your acceptance of the terms set out in this letter by signing and returning the attached copy letter.

Yours sincerely

Bijan Khezri

Chairman

Baltimore Technologies plc

I have read this letter and accept the terms detailed above.

Signature:	George Powlick

Date:	31 March 2004

Name:	George Powlick